Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF A DELAWARE LIMITED LIABILITY COMPANY UNDER THE NAME OF "ZELGOR LLC" TO A DELAWARE CORPORATION, CHANGING ITS NAME FROM "ZELGOR LLC" TO "ZELGOR INC.", FILED IN THIS OFFICE ON THE THIRD DAY OF AUGUST, A.D. 2012, AT 8 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE SUSSEX COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

4939023   8100V

120901797

AUTHENTICATION: 9755314

DATE: 08-03-12

You may verify this certificate online
at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:06 AM 08/03/2012
FILED 08:00 AM 08/03/2012
SRV 120901797 - 4939023 FILE

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A
CORPORATION PURSUANT TO SECTION 265 OF
THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is Delaware.

2.) The jurisdiction immediately prior to filing this Certificate is Delaware.

3.) The date the Limited Liability Company first formed is February 10, 2011.

4.) The name of the Limited Liability Company immediately prior to the filing of this Certificate is Zelgor LLC.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is Zelgor Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company has executed this Certificate on the 3 th day of August, 2012.

By: _____
John Fanning

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF CERTIFICATE OF INCORPORATION OF "ZELGOR INC." FILED IN THIS OFFICE ON THE THIRD DAY OF AUGUST, A.D. 2012, AT 8 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE SUSSEX COUNTY RECORDER OF DEEDS.

SECRETARY OF STATE 1776 DELAWARE 1970

Jeffrey W. Bullock, Secretary of State

4939023 8100V

AUTHENTICATION: 9755314

120901797

DATE: 08-03-12

You may verify this certificate online
at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:06 AM 08/03/2012
FILED 08:00 AM 08/03/2012
SRV 120901797 - 4939023 FILE

CERTIFICATE OF INCORPORATION
OF
ZELGOR INC.

ARTICLE I

The name of the corporation is Zelgor Inc. (the "*Company*").

ARTICLE II

The address of the Company's registered office in the State of Delaware is Harvard Business Services, Inc., 16192 Coastal Highway, Lewes. Delaware, 19958, County of Sussex. The name of the registered agent at such address is Harvard Business Services, Inc.

ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time.

ARTICLE IV

This Company is authorized to issue one class of shares to be designated Common Stock. The total number of shares of Common Stock the Company has authority to issue is 15,000,000 with par value of $0.00001 per share.

ARTICLE V

The name and mailing address of the incorporator are as follows:

John Fanning Jr.
1 Broadway
Cambridge MA 02142

ARTICLE VI

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Company is expressly authorized to make, alter, amend or repeal the bylaws of the Company.

ARTICLE VII

Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Company.

ARTICLE VIII

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware

General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

The Company shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "*Proceeding*") by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

The Company shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX

Except as provided in ARTICLE VIII above, the Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, the undersigned, as the incorporator of the Company, have signed this Certificate of Incorporation on August 3 _, 2012

_____

John Fanning Jr., Incorporator